Filed by The Black & Decker Corporation Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934, as amended

Subject Company: The Black & Decker Corporation

(Commission File No. 1-1553)

On November 2, 2009, The Black & Decker Corporation distributed by email to its employees the following letter relating to the proposed transaction between with The Stanley Works.

November 2, 2009

Dear Black & Decker Employee:

I want to share with you some very important news about Black & Decker.

This afternoon, we announced that Black & Decker and The Stanley Works have agreed to merge in a transaction that creates a larger, stronger, globally diversified industrial company with a broad array of products and services. Together, our companies will be better positioned to grow globally and provide greater value to our respective stakeholders.

By way of background, Stanley came to us several months ago to discuss the possibility of combining our businesses to build a company that could grow faster as a combined entity than either company could independently. Since that initial discussion, we have had numerous interactions with Stanley and subsequent discussions with outside financial and legal advisors to examine all aspects of the proposed merger and what it will mean for us. Our Board of Directors concluded that uniting our two companies, with their complementary product and market fit, makes excellent financial and strategic sense.

The new company will be named Stanley Black & Decker, and will be 50.5% owned by Stanley shareholders and 49.5% owned by Black & Decker shareholders. It will begin with annual sales of $8.4 billion and a comprehensive global product offering. We share a common heritage and passion for developing innovative products that meet the evolving needs of our customers and individual end users. We also share a commitment to operational excellence that will make our new combined company the supplier of choice for these groups.

I will become the Executive Chairman of the new company, and John Lundgren, Stanley’s current Chairman and Chief Executive Officer, will become the President and CEO of Stanley Black & Decker. We are in the process of identifying the key leaders for the combined company’s operating units. The new company will be headquartered in New Britain, CT, and Towson will remain the Power Tools headquarters.

This merger draws on the historic and treasured legacy that both companies have earned, and will position the new company to achieve profitable growth. We will combine Black & Decker’s winning strategy of market-leading brands, world-class innovation, unmatched end-user focus and global distribution with the highly respected Stanley brands. The new company will enjoy a larger world-wide commercial and operational presence.

I know this news is unexpected, and I certainly appreciate that it will cause uncertainty about what this means for many of you. We will work to address that uncertainty as quickly as possible, but understandably it will take some time. Decisions affecting people are the most difficult any management team must make. I believe that for the majority of employees, this merger will create excellent career opportunities that come with being part of a larger organization. As soon as more information is available, we will share it with you. For now, you should know that there will be no immediate changes.

This transaction is expected to close as soon as we receive the necessary regulatory and shareholder approvals, which we anticipate will be in the first half of 2010. Until the transaction is completed, Black & Decker and Stanley will continue to act as separate businesses, and you should continue to focus on your current job priorities. As always, please refer any media or shareholder inquiries to Roger Young at (410) 716-7549.

Attached are some FAQs with more information about the transaction, and also attached is the press release. Tomorrow, you will receive a link to a brief video message from me about this announcement. Going forward, we will provide additional updates on how our operations will be combined and successfully integrated.

This is an important time for our company. I thank you for your continued support and for your contributions to our success.

Sincerely yours,

Nolan D. Archibald

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Where You Can Find More Information

Black & Decker will file with the SEC in connection with the proposed Merger a proxy statement, which will also constitute a prospectus of Stanley. You are urged to read the proxy statement/prospectus when it becomes available and any other relevant documents filed by either party with the SEC because they will contain important information.

You will be able to obtain the proxy statement/prospectus and other documents filed with the SEC free of charge at the website maintained by the SEC at www.sec.gov. In addition, documents filed with the SEC by Black & Decker will be available free of charge on the investor relations portion of the Black & Decker website at www.blackanddecker.com. In addition, documents filed with the SEC by Stanley will be available free of charge on the investor relations portion of the Stanley website at www.stanleyworks.com.

Black & Decker, and certain of its directors and executive officers, may be deemed to be participants in the solicitation of proxies from its stockholders in connection with the Merger. The names of Black & Decker’s directors and executive officers and a description of their interests in Black & Decker is set forth in the Definitive Proxy Statement for Black & Decker’s 2009 annual meeting of stockholders, which was filed with the SEC on March 16, 2009. Stanley, and certain of its directors and executive officers, may be deemed participants in the solicitation of proxies from the stockholders of Stanley in connection with the Merger. The names of Stanley’s directors and executive officers and a description of their interests in Stanley are set forth in the proxy statement for Stanley’s 2009 annual meeting of stockholders, which was filed with the SEC on March 20, 2009. You can obtain more detailed information regarding the direct and indirect interests of Black & Decker’s and Stanley’s directors and executive officers in the Merger by reading the proxy statement/prospectus when it becomes available.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.